SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

March 30, 2005

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI : NOTICE OF ANNUAL GENERAL MEETING TO BE HELD
ON APRIL 29, 2005



AngloGold Ashanti

www.anglogoldashanti.com

04 Notice of Annual General Meeting

AngloGold Ashanti Limited

Annual General Meeting ("AGM")

INVITATION

Friday, 29 April 2005
11:00

The Vineyard Hotel
Colinton Road
Newlands
Cape Town
South Africa

Included in this document are the following:

- The notice of meeting setting out the resolutions to be proposed, together with explanatory notes. There are also guidance notes if you wish to attend the meeting (for which purpose an AGM location map is included) or to vote by proxy.

- Proxy form for completion, signature and submission to the share registrars by shareholders holding AngloGold Ashanti ordinary shares in certificated form or recorded in sub-registered electronic form in "own name".

- CDI voting instruction form for completion, signature and submission by Australian holders of Chess Depositary Interests (CDIs).

Shareholders on the South African register who have dematerialised through STRATE their AngloGold Ashanti ordinary shares, other than those whose shareholding is recorded in their "own name" in the sub-register maintained by their Central Securities Depository Participant (CSDP) and who wish to attend the meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

AngloGold Ashanti Limited
(formerly AngloGold Limited)

(Incorporated in the
Republic of South Africa)
Registration number 1944/017354/06
ISIN: ZAE000043485
JSE Share code: ANG
("AngloGold Ashanti" or
"the company")

This document is important and requires your immediate attention

If you are in any doubt about what action you should take, consult your stockbroker, attorney, banker, financial adviser, accountant or other professional adviser immediately

If you have disposed of all your shares in AngloGold Ashanti you should pass this document and the enclosed proxy form/CDI voting instruction form to the purchaser of such shares or the stockbroker, banker or other agent through whom the disposal was effected for transmission to the purchaser

Registered and corporate office

11 Diagonal Street,
Johannesburg, 2001
(PO Box 62117
Marshalltown, 2107)
South Africa

Notice is hereby given that the 61st annual general meeting of shareholders of AngloGold Ashanti Limited will be held at The Vineyard Hotel, Colinton Road, Newlands, Cape Town, South Africa, on Friday, 29 April 2005, at 11:00, to consider and, if deemed fit, to pass, with or without modification, the following ordinary and special resolutions in the manner required by the Companies Act, 61 of 1973, as amended, and subject to the Listings Requirements of the JSE Securities Exchange South Africa and other stock exchanges on which the company's ordinary shares are listed.

Ordinary business

1. Ordinary resolution number 1

Adoption of financial statements
"Resolved that the consolidated audited annual financial statements of the company and its subsidiaries, incorporating the auditors' and directors' reports for the year ended 31 December 2004, be received and adopted."

The reason for proposing ordinary resolution number 1 is to receive and adopt the consolidated annual financial statements of the company and its subsidiaries for the last completed financial year. These are contained within the annual report.

2. Ordinary resolution number 2

Re-election of director
"Resolved that Mr CB Brayshaw who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution number 2 is because Mr CB Brayshaw retires as a director of the company by rotation at the meeting.

Colin Brayshaw, CA(SA), FCA, was appointed to the AngloGold board in April 1998. He is a retired managing partner and chairman of Deloitte & Touche and is a non-executive director of a number of other companies including Anglo American Platinum Corporation Ltd, Datatec Ltd and Johnnic Holdings Ltd.

3. Ordinary resolution number 3

Re-election of director
"Resolved that Mr AW Lea who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution number 3 is because Mr AW Lea retires as a director of the company by rotation at the meeting.

Tony Lea, BA (Hons), was appointed to the AngloGold board in July 2001. He is finance director of Anglo American plc.

4. Ordinary resolution number 4

Re-election of director
"Resolved that Mr WA Nairn who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution number 4 is because Mr WA Nairn retires as a director of the company by rotation at the meeting.

Bill Nairn, BSc (Mining Engineering), has been a member of the AngloGold board since January 2000. He was re-appointed to the board in May 2001, having previously been alternate director to Tony Trahar. He is a former group technical director of Anglo American plc.

5. Ordinary resolution number 5

Re-election of director
"Resolved that Mr KH Williams who retires in terms of the Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the company."

The reason for proposing ordinary resolution number 5 is because Mr KH Williams retires as a director of the company by rotation at the meeting.

Kelvin Williams, BA (Hons), was appointed marketing director of AngloGold in April 1998. He has 29 years of service in the gold mining industry. He is a director and the immediate past chairman of Rand Refinery and is a director of the World Gold Council.

6. Ordinary resolution number 6

Election of director
"Resolved that Dr SE Jonah who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 6 is because Dr SE Jonah, having been appointed a director since the previous annual general meeting, holds office only until this year's meeting.

Dr Sam Jonah, MSc (Mineral Production Management), Hon D Sc (Exeter), was appointed chief executive officer of Ashanti Goldfields in 1986. Dr Jonah had an Honorary Knighthood conferred on him by Her Majesty, Queen Elizabeth II of Great Britain in 2003. He became president of AngloGold Ashanti in May 2004.

7. Ordinary resolution number 7

Election of director
"Resolved that Mr SR Thompson who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company."

2

The reason for proposing ordinary resolution number 7 is because Mr SR Thompson, having been appointed a director since the previous annual general meeting, holds office only until this year's meeting.

Simon Thompson, BA (Hons) (Geology), is the chief executive of Anglo American Base Metals Division. He is also a director of Anglo American Corporation of South Africa Ltd, a member of the executive board of Anglo American plc, chairman of the Exploration Division and a member of the executive committee of the Industrial Minerals Division. Simon joined the AngloGold Ashanti board in 2004.

8.   **Ordinary resoulution number 8**

Election of director
"Resolved that Mr P L Zim who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company."

The reason for proposing ordinary resolution number 8 is because Mr PL Zim, having been appointed a director since the previous annual general meeting, holds office only until this year's meeting.

Lazarus Zim, MCom, is chief executive officer of Anglo American Corporation of South Africa Limited. He is also chairman of Anglo Operations Limited and serves on a number of boards in the Anglo American Group, including Anglo American Platinum Corporation Limited. Lazarus joined the AngloGold Ashanti board in 2004.

9.   **Ordinary resolution number 9**

Placement of shares under the control of the directors
"Resolved that subject to the provisions of the Companies Act (Act 61 of 1973), as amended, and the Listings Requirements of the JSE Securities Exchange South Africa, the directors of the company are hereby, as a general authority and approval, authorised to allot and issue, in their discretion, and for such purposes as they may determine, up to 10% of the authorised but unissued ordinary shares of 25 cents each in the share capital of the company remaining after setting aside so many ordinary shares of 25 cents each as may be required to be allotted and issued by the company pursuant to the AngloGold Limited Share Incentive Scheme, the Long-Term Incentive Plan and the Bonus Share Plan (subject to the approval of these plans by shareholders) and for purposes of the conversion of the US$1,000,000,000, 2.375% Guaranteed Convertible Bonds issued by AngloGold Holdings plc."

The reason for proposing ordinary resolution number 9 is to seek a general authority placing a portion of the unissued ordinary shares of the company under the control of the directors. The directors consider it advantageous to renew this authority to enable the company to take advantage of business opportunities which might arise in the future.

10.   **Ordinary resolution number 10**

Issuing of shares for cash
"Resolved that, subject to Ordinary Resolution No. 9 being passed and in terms of the Listings Requirements of the JSE Securities Exchange South Africa (JSE), the directors are hereby authorised to allot and issue for cash without restrictions to any public shareholder, as defined by the JSE Listings Requirements, as and when suitable opportunities arise, in their discretion, the authorised but unissued ordinary shares of 25 cents each in the share capital of the company which were placed under the control of the directors as a general authority in terms of Ordinary Resolution No. 9, subject to the following conditions:

(a)   this authority shall only be valid until the next annual general meeting but shall not extend beyond 15 months;

(b)   a paid press announcement giving full details, including the impact on net asset value and earnings per share, be published after any issue representing, on a cumulative basis within one financial year, 5% or more of the number of shares in issue prior to the issue concerned;

(c)   the issues for cash in the aggregate in any one financial year shall not exceed 10% of the number of shares of the company's unissued ordinary share capital;

(d)   in determining the price at which an issue of shares for cash will be made in terms of this authority, the maximum discount permitted shall be 10% of the weighted average traded price of the ordinary shares on the JSE (adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders), over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the company; and

(e)   this authority includes the issue of shares arising from any options or convertible securities issued for cash."

The reason for proposing ordinary resolution number 10 is that the directors consider it advantageous to have authority to enable the company to take advantage of business opportunities which might arise in the future. The proposed renewal of the authority is in compliance with the JSE Listings Requirements relating to the issue of shares for cash.

A 75% majority is required of the votes cast by shareholders present or represented by proxy at the meeting for the approval of ordinary resolution No. 10.

Special business

11.   Special resolution number 1
Acquisition of company's own shares
"Resolved that by way of a general authority, the company and any of its subsidiaries from time to time (the subsidiaries), being authorised thereto by the articles of association of respectively the company and the subsidiaries, hereby approve the acquisition in terms of Section 85 of the Companies Act, 61 of 1973, as amended, (the Act) and the Listings Requirements of the JSE Securities Exchange South Africa (JSE) from time to time (the Listings Requirements) by the company of shares issued by the company, and the acquisition in terms of Section 89 of the Act and the Listings Requirements by the subsidiaries of shares issued by the company, provided that:

–   any such acquisition of shares shall be implemented on the open market of the JSE and/or on the open market of any other stock exchange on which the shares are listed or may be listed and on which the company may, subject to the approval of the JSE and any other stock exchange as necessary, wish to effect such acquisition of shares;

–   this approval shall be valid only until the next annual general meeting of the company, but may be varied or revoked by special resolution by any general meeting of the company at any time prior to such annual general meeting;

–   an announcement containing details of such acquisitions will be published as soon as the company, or the subsidiaries collectively, shall have acquired shares issued by the company constituting, on a cumulative basis, not less than 3% of the number of shares in the company in issue as at the date of this approval; and an announcement containing details of such acquisitions will be published in respect of each subsequent acquisition by either the company, or by the subsidiaries collectively, as the case may be, of shares issued by the company, constituting, on a cumulative basis, not less than 3% of the number of shares in the company in issue as at the date of this approval;

–   the company, and its subsidiaries collectively, shall not in any financial year be entitled to acquire shares issued by the company constituting, on a cumulative basis, more than 20% of the number of shares in the company in issue as at the date of this approval;

–   shares issued by the company may not be acquired at a price greater than 10% above the weighted average market price of the company's shares for the five business days immediately preceding the date of the relevant acquisition."

The reason for this special resolution is to grant the directors of the company a general authority for the acquisition of the company's shares by the company, or by a subsidiary of the company.

The effect of this special resolution will be to authorise the directors of the company to procure that the company or any of its subsidiaries may purchase shares issued by the company on the JSE or any other stock exchange on which the company's shares are or may be listed.

The directors, after considering the effect of a repurchase, up to the maximum limit, of the company's issued shares, are of the opinion that if such repurchases were implemented:

–   the company and the group would be able in the ordinary course of business to pay its debts for a period of 12 months after the date of the notice issued in respect of the annual general meeting;

–   the assets of the company and the group would be in excess of the liabilities of the company and the group for a period of 12 months after the date of the notice issued in respect of the annual general meeting. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements;

–   the ordinary capital and reserves of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting; and

–   the working capital of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting.

At the present time the directors have no specific intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate.

AngloGold Ashanti will ensure that its sponsor provides the necessary sponsor letter on the adequacy of the working capital in terms of section 2.14 of the JSE Listings Requirements prior to the commencement of any purchases of AngloGold Ashanti's shares on the open market.

In terms of section 11.20 of the JSE Listings Requirements, the following information is disclosed in the Annual Report 2004:

		Page
(i)	Directors and management	15 and 16
(ii)	Major shareholders	88 and 185
(iii)	Material change	93
(iv)	Directors' interest in securities	95
(v)	Share capital of the company	88 and 89
(vi)	Responsibility statement	96
(vii)	Litigation	93

Ordinary resolution number 11

Approval of Long-Term Incentive Plan

"Resolved that:

(a) the AngloGold Ashanti Limited Long-Term Incentive Plan 2005 (the LTIP), the principal features of which are summarised in Appendix 1 to the notice of meeting and a copy of the rules of which has been tabled at the meeting at which this resolution is proposed and signed by the chairman of the meeting for the purposes of identification, be and is hereby approved and adopted; and

(b) the directors be and are hereby authorised to do all acts and things which they consider necessary or desirable to implement the LTIP and to make such changes as they may consider appropriate for that purpose."

Ordinary resolution number 12

Approval of Bonus Share Plan

"Resolved that:

(a) the AngloGold Ashanti Limited Bonus Share Plan 2005 (the BSP), the principal features of which are summarised in Appendix 2 to the notice of meeting and a copy of the rules of which has been tabled at the meeting at which this resolution is proposed and signed by the chairman of the meeting for the purposes of identification, be and is hereby approved and adopted; and

(b) the directors be and are hereby authorised to do all acts and things which they consider necessary or desirable to implement the BSP and to make such changes as they may consider appropriate for that purpose."

The reason for proposing ordinary resolutions number 11 and 12 is explained in the accompanying letter from the chairman.

Voting instructions

A shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the company. A form of proxy/CDI voting instruction form, accompanies this notice.

As Wednesday, 27 April 2005 is a public holiday in South Africa, duly completed proxy forms must be received by the share registrars by no later than 11:00 (South African time) on Tuesday, 26 April 2005.

Duly completed CDI voting instruction forms must be received by the share registrars in Perth, Australia, by 11:00 (Perth time) on Monday, 25 April 2005.

The attention of shareholders is directed to the additional notes contained in the form of proxy and the CDI voting instruction form, relating to the completion and timeous submission of such forms.

Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their Central Securities Depository Participant (CSDP)) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

By order of the board

Ms Y Z Simelane
Managing Secretary

Johannesburg
30 March 2005

Registered and corporate office
11 Diagonal Street
Johannesburg
2001
South Africa

Dear Shareholder

New Long-Term Incentive Plan and Bonus Share Plan

In formulating the company's remuneration policy, the Remuneration Committee (the Committee) believes it important that senior executives should be motivated to achieve performance superior to that of the company's competitors and to deliver sustainable improvements in shareholder value.

The Committee wishes to develop a well-structured remuneration package which will provide effective incentives to the current leadership team and their successors. It also seeks to introduce an equity-based incentive scheme for all levels of management and 'young talent' to replace the current share option scheme.

After thorough consideration, the Committee has determined that the proposed two new incentive plans are the most appropriate way to provide competitive and market-related long-term equity opportunity and will bring the structure of remuneration in line with other companies in the resources sector in general and gold mining in particular. Therefore, the Committee is proposing the adoption of the new AngloGold Ashanti Limited Long-Term Incentive Plan 2005 (the LTIP) and the new AngloGold Ashanti Limited Bonus Share Plan 2005 (the BSP).

The LTIP will be made available to executive directors and selected senior management with the BSP being offered to executive directors, executive officers and other management groups.

On the adoption of the proposed plans, no further options will be granted in terms of the AngloGold Share Incentive Scheme (the Scheme), which Scheme will terminate on 1 November 2014, being the date on which the last options granted under this Scheme may be exercised or will lapse.

In terms of the Scheme, shareholders have approved:

(a) that the maximum number of shares that may be set aside for purposes of the Scheme, be equivalent to 2.75% of the total number of ordinary shares in issue at the date. In adopting the proposed Plans, the maximum number of ordinary shares that may be issued in terms of all Schemes and Plans adopted by the company will not, in total, exceed the current limit of 2.75% of the total number of ordinary shares in issue at any one time;

(b) that the maximum aggregate number of ordinary shares which may be acquired by any one participant in the Scheme is 300,000. On adoption of the proposed Plans, this fixed number will be amended to reflect a percentage of the total number of ordinary shares attributable to all Schemes and Plans adopted by the company. It is proposed that shareholders approve that 5% of the 2.75% attriutable to all Schemes and Plans adopted

by the company (or 0.1375% of the total number of ordinary shares in issue at any one time), be the maximum aggregate number of ordinary shares which may be acquired by any one participant. As at 24 February 2005, the total number of ordinary shares attributable to the Scheme was 7,273,329, of which it is proposed that, based on the above calculation, a maximum of 363,666 ordinary shares may be acquired by any one participant; and

(c) that options granted in terms of the Scheme vest over a five-year period from date of grant in respect of the time-related options in tranches of 20% each in years 2, 3 and 4 and 40% in year five, while performance-related options vest in total on the third anniversary from the date granted, provided the performance criteria under which the options were granted are met. The proposed Plans envisage total vesting on the third anniversary from the date of award, subject to conditions.

The LTIP

The LTIP would enable executives to earn shares in the company based on the achievement of stretching performance conditions. Participation in the LTIP will be offered to executive directors, executive officers and selected senior management.

The LTIP will allow for the grant of share awards worth up to a maximum of 200% of salary in any year. However, it is envisaged that the maximum would only be awarded in exceptional circumstances (e.g. high-level recruitment). It is expected that awards will typically be granted on an annual basis, ranging between 60% and 120% of salary depending on the level of seniority.

Shares can be earned subject to the achievement of stretching performance conditions satisfied over a three-year period.

The performance conditions are split into three components:

- up to 40% of an award will vest dependent on the level of Total Shareholder Return (TSR) performance compared with a group of comparator companies;

- up to 40% of an award will vest dependent on real growth (above US inflation) in Earnings Per Share (EPS) over the performance period; and

- up to 20% of an award will vest dependent on the achievement of strategic performance measures which will be set by the Committee for each award.

For 2005 awards, the proposed split is as follows: 40% TSR; 40% EPS and 20% relating to the successful integration of Ashanti.

6

The BSP

The BSP seeks to encourage executives to build and maintain meaningful shareholdings in the company. It is intended to be offered to executive directors, executive officers and other management groups.

The BSP will allow for the making of awards comprising two elements:

● An annual cash bonus payment (cash bonus); and

● An additional award of shares (bonus shares), subject to continuing employment for three years.

Awards will be granted on an annual basis. For the 2005 awards, the cash bonus will range between 15% and 60% of salary depending on the level of seniority and the bonus shares will also range between 15% and 60% of salary. That is, total opportunity under the BSP will range between 30% and 120% of salary depending on the level of seniority.

For participants in the BSP, performance conditions for the cash bonus would be set by the Committee year-on-year and could include individual performance, corporate performance or operating measures (e.g. gold production, gold reserves, cost management, health, safety and environment) in relation to individual business units or group performance, or a combination of measures.

The bonus shares will be conditional on the participant remaining in employment for three years.

Adoption of the proposed LTIP and BSP

The principal features of the LTIP and BSP are summarised in Appendix 1 and Appendix 2, respectively, to the notice of annual general meeting. The proposed rules of these plans are available for inspection at the company's registered office in Johannesburg, at its offices in Australia and Ghana and at the office of the company's United Kingdom secretaries (the addresses of which are given in the Administrative Information section of the report accompanying this notice of annual general meeting) from 30 March 2005, up to and including 29 April 2005, during normal business hours on weekdays (excluding official public holidays).

The notice of annual general meeting contains resolutions to adopt the plans:

1. Ordinary resolution 11 proposes: the adoption of the LTIP and authorises the board to do all acts and things which they consider necessary or desirable to implement the LTIP.

2. Ordinary resolution 12 proposes: the adoption of the BSP and authorises the board to do all acts and things which they consider necessary or desirable to implement the BSP.

Your board believes that the proposals set out in this letter for the adoption of the LTIP and the BSP are in the best interests of the company and its shareholders and recommends that you vote in favour of the resolutions to be proposed at the annual general meeting.

Yours faithfully

Russell Edey
Chairman

30 March 2005

AngloGold Ashanti Limited Long-Term Incentive Plan 2005

The principal features of the AngloGold Ashanti Limited Long-Term Incentive Plan 2005 (LTIP) are outlined below.

Operation

The company's Remuneration Committee will be responsible for granting awards to and administering the LTIP with regard to executive directors. The board (or a duly authorised committee of the board) is responsible for granting awards to and administering the LTIP with regard to all other employees. In the remainder of this Appendix, the term 'the committee' will refer to the administering body that will be responsible for the appropriate award depending on the participant.

The LTIP is discretionary and will only operate in those years that the committee determines. Currently, it is expected that awards will be granted annually.

Eligibility

At the discretion of the committee any employee of the company or its subsidiaries (the group), as well as any executive director who is required to devote substantially all of his time to the business of the group, who is more than 12 months from retirement, will be eligible to participate in the LTIP.

Form of awards

Awards will normally constitute the delivery of shares but may be made in several forms, as determined by the committee in the light of accounting and tax consequences and as specified at the date of the award. These include an option to acquire shares exercisable for no consideration, an award of shares subject to restrictions, a conditional right to receive shares or such other form of award as has substantially the same purpose or effect.

For the first award, it is intended to use options.

Grant of awards

For the first awards under the LTIP, options will be granted within a reasonable period following the date on which the plan is adopted by the company. Thereafter, awards may normally be granted within a six-week period following the announcement by the company of its results for any period. Awards may also be granted outside these periods if the committee considers it appropriate and this is not prohibited by the conditions applicable to statutory or company "closed periods".

Awards may be granted over newly-issued shares or shares acquired in the market. No payment will be required for the grant of an award. Awards will not be pensionable. All awards which have not been exercised within ten years from the date on which they were granted automatically lapse.

Individual limits

Awards for 2005 are expected to be as follows:
- CEO: 120% of salary
- President: 110% of salary
- Executive directors: 100% of salary
- Executive officers and selected senior management: 60% to 80% of salary

In future years, no employee or executive director of the group may be granted an award under the LTIP in any financial year of shares worth more than 200% of his annual salary. The maximum level of grant would only be made in exceptional circumstances such as high-level recruitment.

Limits on the issue of shares

The LTIP is subject to the following overall limits on the number of new ordinary shares which may be allocated:
- not more than 2.75% of the issued ordinary share capital of the company from time to time may be issued or issuable pursuant to rights acquired under the LTIP and any other employee share plans adopted by the company; and
- not more than 5% of the 2.75% in aggregate of the issued ordinary share capital of the company from time to time may be issued or issuable to any one individual pursuant to rights acquired under the LTIP and any other employee share plans adopted by the company.

For the purposes of these limits, awards or other rights to acquire shares, which have lapsed or been released, do not count.

Vesting of awards

Subject to the performance conditions having been satisfied, awards will normally vest and participants will have earned shares in the company three years from the date of grant. If structured as a nil-cost option, these may be exercised at any time in part or in full, before the tenth anniversary of the date of grant of the award.

Performance conditions

It is intended that awards made in terms of the LTIP will be subject to the following performance conditions:
- up to 40% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of gold-producing companies;
- up to 40% of an award will be determined by real growth (above US inflation) in earnings per share (EPS) over the performance period; and
- up to 20% of an award will depend on the achievement of strategic performance measures which will be set by the committee.

It is intended that the initial grant of awards under the LTIP will have the following split: 40% TSR; 40% EPS and 20% relating to the successful integration of Ashanti.

The committee will regularly review the performance conditions for future awards to ensure they are appropriate for the company and the prevailing recruitment market. The conditions may be varied in certain circumstances following the grant of an award so as to achieve their original purpose but not so as to make their achievement any more or less difficult to satisfy.

TSR performance condition

The TSR performance condition compares the TSR of the company's shares over the performance period with the TSR of the shares of the companies listed in the table below over the same period.

TSR Comparator Company
1 Barrick Gold Corporation
2 Gold Fields Limited
3 Harmony Gold Mining Company Limited
4 Newmont Mining Corporation
5 Placer Dome Inc.

The committee considered that these were the most appropriate comparators and that they provide the best balance possible, given the somewhat limited number of large companies in the gold sector, between having appropriate comparator companies and having a meaningful number of comparators against which to compare performance. The composition of the comparator group will be kept under review by the committee.

Unless the committee decides otherwise, the TSR element of the award will vest depending on how the company's TSR over the performance period compares to the TSR of shares of the companies in the TSR comparator group over the same period as follows:

TSR results of the company against the ranked comparator group companies (5 companies excluding AngloGold Ashanti)	Percentage of TSR element of the award vesting
TSR greater than or equal to the 2nd ranked company	100%
Pro-rating between these points	
TSR equal to the 3rd ranked company	40%
TSR less than the 3rd ranked company	0%

Due to the small number of comparators, a 'fairness test' may apply to the TSR performance condition at the end of the performance period. The committee will have the discretion to modify or amend the TSR performance condition to ensure a fair result.

EPS performance condition

The EPS performance condition requires that the average annualised increase in EPS over the performance period must exceed the average annualised increase in the US Consumer Price Index (CPI) by more than 2%. The level of vesting due to the EPS element of the award will be determined according to the following table:

EPS average annualised growth measured over the performance period	Percentage of EPS element of the award vesting
CPI + 6% per annum	100%
Pro-rating between these points	
CPI + 2% per annum	50%
CPI + less than 2% per annum	0%

The manner in which EPS is to be calculated, including the extent to which adjustments to the statutory EPS published in the annual accounts are reasonable and appropriate, shall be determined by the committee. CPI will be the US Consumer Price Index.

Strategic performance condition

The strategic performance condition for 2005 awards will relate to the successful integration of Ashanti.

Special situations

Leaver provisions

Where a participant ceases to be employed by the company due to injury, illness, disability, redundancy, the sale of the business or company for which he works to a third party or retirement at contractual age or early retirement (the latter with the agreement of the company), vested awards may normally be exercised within six months of cessation.

Where cessation of employment occurs for one of the above reasons during the vesting period of an award, the committee may make the participant wait until the three-year vesting period has elapsed and test to see if the performance conditions have been satisfied at that time. The proportion of the award which vests will be determined by the committee, in its absolute discretion, having regard to the extent that the performance conditions have been satisfied and the time that has elapsed from the date of grant to the date of the cessation of employment.

Alternatively, the committee may determine that a proportion of the award may vest in a participant within six months of cessation. In these circumstances, the proportion of the award which vests will be determined by the committee, in its absolute discretion, having regard to the time that has elapsed from the date of grant to the date of the cessation of employment and the extent to which any performance conditions have been satisfied during the shortened performance period.

In the case of death, any vested awards can be exercised within twelve months of the date of death.

Where the death occurs during the three-year vesting period, the proportion of the award that may be exercised within twelve months of the date of death will be determined by the committee, in its absolute discretion, having regard to pro-rating for time and performance to the date of death.

If an employee leaves the company by reason of gross misconduct, all awards (vested and unvested) granted to the employee which are still outstanding will immediately lapse.

For all other leavers, any vested awards can be exercised within six months of the date of cessation and unvested awards will immediately lapse unless the committee determines otherwise.

Change of control provisions
Should any person obtain control of the company or of Anglo American plc, awards may vest or be exercised within six months. Where the change of control occurs during the vesting period, the proportion of the award that may vest or be exercised shall be determined by the committee in its absolute discretion pro-rating for time and performance over the shortened performance period. Alternatively, participants may be offered the opportunity by the acquiring company to exchange their awards over shares in the company for equivalent awards over shares in the acquiring company.

Rights attaching to shares
Shares allotted or transferred under the LTIP will rank equally with all other ordinary shares of the company for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the date of allocation or transfer, as applicable). The company will apply for the listing of any new shares allotted under the LTIP.

Dividends
Participants may, at the discretion of the committee, receive dividends or dividend equivalents in respect of their awards in proportion to the number of shares vesting. These dividend payments may take alternative forms including discretionary cash payments; or additional shares when the award vests.

Alterations to the LTIP
The operation of the LTIP may at any time be altered by the board in any respect. However, any alterations to the advantage of participants to the rules governing eligibility, limits on participation and the number of new shares available under the LTIP, terms of vesting, adjustment of awards and the rights of participants in the event of a variation of the share capital must be approved in advance by shareholders in general meeting unless the alteration or addition is minor in nature, or made to benefit the administration of the LTIP, to comply with the provisions of any proposed legislation changes, or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or Group companies.

10 | Appendix 2

AngloGold Ashanti Limited Bonus Share Plan 2005

The principal features of the AngloGold Ashanti Limited Bonus Share Plan 2005 (BSP) are outlined below.

Operation

The company's Remuneration Committee is responsible for granting awards to and administering the BSP with regard to executive directors. The board (or a duly authorised committee of the board) is responsible for granting awards to and administering the BSP with regard to all other employees. In the remainder of this appendix, the term 'the committee' will refer to the administering body that is responsible for the appropriate award depending on the participant.

The BSP is discretionary and awards will be granted annually at the discretion of the committee.

Eligibility

At the discretion of the committee, any employee of the company or its subsidiaries (the group), as well as any executive director who is required to devote substantially all of his time to the business of the group, will be eligible to participate in the BSP.

Grant and form of awards

The BSP will allow for the making of awards comprising two elements:

● an annual cash bonus payment (cash bonus); and

● an additional award of shares (bonus shares), subject to continuing employment for three years.

Cash bonus payments will be made in cash.

Bonus shares will normally constitute the delivery of shares but may be made in several forms, as determined by the committee in the light of accounting and tax consequences, specified at the date of the award. These include an option to acquire shares exercisable for no consideration, an award of shares subject to restrictions, a conditional right to receive shares or such other form of award as has substantially the same purpose or effect.

For the first award, it is intended to use options.

For the first bonus share awards under the BSP, options will be granted within a reasonable period following the date on which the BSP is adopted by the company. Thereafter, awards will normally be granted within a six-week period following the announcement by the company of its results for any period. Awards may also be granted if the committee considers it appropriate and this is not prohibited by the conditions applicable to statutory or company "closed periods".

Awards may be granted over newly issued shares or shares acquired in the market. No payment will be required for the grant of awards. Cash bonus payments and bonus shares will not be pensionable. All bonus shares which have not been exercised within ten years from the date on which they were granted automatically lapse.

Individual limits

The initial levels for BSP awards are expected to be as follows:

Grade	Maximum cash bonus (as a percentage of salary)	Total opportunity (including bonus shares awarded)
CEO	60%	120%
President	55%	110%
Executive directors	50%	100%
Executive officers	40%	80%
Other management	15-30%	30-60%

Limits on the issue of shares

The awarding of bonus shares under the BSP is subject to the following overall limits on the number of new ordinary shares which may be allocated:

● not more than 2.75% of the issued ordinary share capital of the company from time to time may be issued or issuable pursuant to rights acquired under the BSP and any other employee share plans adopted by the company; and

● not more than 5% of the 2.75% in aggregate of the issued ordinary share capital of the company from time to time may be issued or issuable to any one individual pursuant to rights acquired under the BSP and any other employee share plans adopted by the company.

For the purposes of these limits, awards or other rights to acquire shares which lapse or have been released do not count.

Vesting of bonus shares

Subject to a participant remaining in employment for three years from the date of grant, bonus shares will normally vest and participants will have earned shares in the company. If structured as a nil-cost option, these may be exercised at any time in part or in full before the tenth anniversary of the date of grant of the award.

Performance conditions

Performance conditions for the cash bonus would be set by the committee year-on-year and could include individual performance, corporate performance, or operating measures (e.g. gold production, gold reserves, cost management, health, safety and environment) in relation to individual business units or group performance, or a combination of measures.

The bonus shares will be conditional on the participant remaining in employment for three years.

Leaver provisions and special situations
Financial year in respect of which a cash bonus may be made
If a participant leaves employment with a group company during the financial year in respect of which a cash bonus is to be made, he may at the discretion of the committee receive a cash bonus and/or bonus shares in respect of that year.

Bonus shares vesting period
The bonus shares will be conditional on the participant remaining in employment for three years.

If a participant leaves employment with a group company during the bonus shares vesting period, because of death, injury, illness, disability, redundancy, the sale of the business or company for which he works to a third party or retirement at contractual age or early retirement (the latter with the agreement of the company), he may at the discretion of the committee receive an amount of bonus shares. The committee will determine the proportion of any amounts, in its absolute discretion, having regard to the time that has elapsed from the start of the vesting period.

If a participant ceases to be employed by the company before the end of the vesting period for any other reason, they will not be entitled to bonus shares, subject to the discretion of the committee.

If an employee leaves the company by reason of gross misconduct, all awards (vested and unvested) granted to the employee which are still outstanding will immediately lapse.

Change of control provisions
Should any person obtain control of the company or Anglo American plc, bonus shares may vest or be exercised within six months. Where the change of control occurs during the vesting period, the proportion of the bonus shares that may vest or be exercised shall be determined by the committee in its absolute discretion having regard to the time that has elapsed from the start of the vesting period. Alternatively, participants may be offered the opportunity by the acquiring company to exchange their Bonus Shares over shares in the company for equivalent awards over shares in the acquiring company.

Rights attaching to shares
Shares allotted or transferred under the BSP will rank equally with all other ordinary shares of the company for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the date of allocation or transfer, as applicable). The company will apply for the listing of any new shares allotted under the BSP.

Dividends
Participants may, at the discretion of the committee, receive dividends or dividend equivalents in respect of their bonus shares in proportion to the number of bonus shares they earn. These dividend payments may take alternative forms including discretionary cash payments; or additional shares when the bonus shares are earned.

Alterations to the BSP
The operation of the BSP may at any time be altered by the board in any respect. However, any alterations to the advantage of participants to the rules governing eligibility, limits on participation and the number of new shares available under the BSP, terms of vesting, adjustment of awards and the rights of participants in the event of a variation of the share capital must be approved in advance by shareholders in general meeting unless the alteration or addition is minor in nature, or made to benefit the administration of the BSP, to comply with the provisions of any proposed legislation changes, or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or group companies.

Important notes about the annual general meeting (AGM)

Date
Friday, 29 April 2005 at 11:00

Venue
The Vineyard Hotel, Colinton Road, Newlands Cape Town, South Africa.

Timing
The AGM will start promptly at 11:00.

Travel information
The accompanying map indicates the location of The Vineyard Hotel.

Admission
Shareholders and others attending the AGM are asked to register at the registration desk at the venue. Shareholders and proxies may be required to provide proof of identity.

Security
Secured parking is provided at the venue. Mobile telephones should be switched off during the AGM.

Enquiries and questions
Shareholders who intend to ask a question related to the business of the AGM or on related matters are asked to register their name, address and question(s) at the registration desk. Personnel will be on hand to provide any advice and assistance required.

Queries about the AGM
If you have any queries about the AGM, please telephone any of the contact names listed on the inside back cover of the accompanying annual report.



TO AIRPORT
N2
M5
TO MILNERTON / N1 / NORTH
LIESBEECK PARKWAY
SETTLERS WAY
M3
MOSTERTS MILL
BAXTER THEATRE
RONDEBOSCH STATION
NEWLANDS CRICKET
NEWLANDS RUGBY
NEWLANDS STATION
CLAREMONT STATION
MAIN ROAD
KLIPPER
LIESBEECK RIVER
PROTEA
CAVENDISH SQUARE / THE LINK
COLINTON
NEWLANDS AVENUE
KILDARE
UNIVERSITY OF CAPE TOWN
UNION AVENUE
NEWLANDS FOREST
TO MUIZENBURG / CAPE POINT
EDINBURGH DRIVE
PARADISE ROAD
TO CAPE TOWN CBD VIA EASTERN BLVD
DE WAAL DRIVE
DEVILS PEAK
VINEYARD HOTEL
KIRSTENBOSCH BOTANICAL GARDEN
RHODES AVENUE
TABLE MOUNTAIN

Produced by: Russell & Associates





04 Notice of Annual General Meeting

AngloGold Ashanti

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date   MARCH 30, 2005   By: /s/ C R Bull

                                         Name: C R Bull
                                         Title: Company Secretary